Exhibit 9

CONSENT OF EXPERT

March 29, 2007

Baja Mining Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Baja Mining Corp.

I, David Mehner, do hereby consent to the filing of the written disclosure of the technical report entitled “Underground Resource Calculation and Review,” (the “Technical Report”), dated November 27, 2003, and any extracts from or a summary of the Technical Report in the Form 40-F Annual Report dated March 30, 2007 (the “Form 40-F Annual Report”) of Baja Mining Corp. (the “Company”), and to the filing of the Technical Report and this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report.

I also consent to the use of my name in the Company’s Form 40-F Annual Report.

By:	(Signed) David Mehner
Name: David Mehner, P.Geo.
Location: Coldwater, British Columbia